UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934



                     MOLECULAR INSIGHT PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    60852M104
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 2007
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      60852M104
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:           3,959,717*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:            *
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:      3,959,717*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:       *
                                         ---------------------------------------
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 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,959,717*

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 12)  Check if  the Aggregate  Amount in Row (11) Excludes  Certain Shares  (See
      Instructions):      Not Applicable
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 13)  Percent of Class Represented by Amount in Row (11):     15.9%*
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 14)  Type of Reporting Person (See Instructions):     IA, IN
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*  As  of  February  2,  2007,  Cerberus  Partners,  L.P.,  a  Delaware  limited partnership ("Cerberus"), owned (i) 3,703,306 shares of the common stock, par value $0.01 per share (the "Shares"), of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the "Company"), and (ii) a warrant to acquire an additional 256,411 Shares. Stephen Feinberg, through one or more intermediate entities, possesses sole power to vote and direct the disposition of all securities of the Company owned by Cerberus. Thus, as of February 2, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 3,959,717 Shares, or 15.9% of the Shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 160 Second Street, Cambridge, Massachusetts 02142..


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is c/o Cerberus Partners, L.P., 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., which is the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"). Cerberus is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On March 4, 2004, Cerberus purchased 22,728 shares of the Company's Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred"), at a price of $132 per share of Series B Preferred, and received a warrant to purchase an additional 151,520 Shares (the "2004 Warrant"), at an exercise price of $3.96 per Share (and reflecting a 1-for-6 reverse stock split of the issued and outstanding Shares, pursuant to a restatement of the Company's Certificate of Organization in April 2006), pursuant to that certain Unit Purchase Agreement, dated as of February 23, 2004, and incorporated by reference to Exhibit 1 hereto (the "Unit Purchase Agreement"). On March 29, 2005, Cerberus purchased 34,653 shares of the Company's Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred"), at a price of $202 per share of Series C Preferred, pursuant to that certain Stock Purchase Agreement, dated as of March 29, 2005, and incorporated by reference to Exhibit 2 hereto (the "Stock Purchase Agreement"). On September 28, 2006, pursuant to that certain Securities Purchase Agreement, dated as of September 28, 2006, and incorporated by reference to Exhibit 3 hereto (the "Securities Purchase Agreement"), Cerberus purchased a convertible promissory note in an aggregate principal amount of $10 million (the "Note"), convertible into 1,317,638 Shares (which figure includes accrued interest as of February 1, 2007), at a conversion price of $7.80 per share, and received a warrant to purchase an additional 256,411 Shares (the "2006 Warrant"), at a price of $7.80 per share, and incorporated by reference to Exhibit 4 hereto.

          On February 1, 2007, 5,000,000 Shares (not including exercise of the over-allotment option held by the underwriters of the initial public offering ("IPO")), were registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"), as part of the Company's IPO of Shares and the related transactions effected on such date. In connection with the consummation of the IPO and the transactions related thereto, the Series B Preferred, the Series C Preferred and the Note were automatically converted into Shares, and the 2004 Warrant was exercised. Cerberus received an aggregate of 3,603,306 Shares as a result of the exercise and the conversions.

          On February 2, 2007, Cerberus purchased 100,000 Shares at $13.8767 per Share. All funds used to purchase the securities detailed herein came directly from the assets of Cerberus.

Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. Except as set forth in Item 6 of this Schedule 13D, Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 24,637,070 Shares issued and outstanding upon consummation of the IPO and the related transactions on February 1, 2007. As of February 2, 2007, Cerberus held (i) 3,703,306 Shares and (iii) the 2006 Warrant to purchase up to 256,411 Shares. Stephen Feinberg, through one or more intermediate entities, possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus. Thus, as of February 2, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 3,959,717 Shares, or 15.9% of the Shares deemed issued and outstanding as of that date.

          Other than the transactions described in this Schedule 13D, during the sixty days on or prior to February 2, 2007, the only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the purchase on February 2, 2007 by Cerberus of 100,000 Shares at $13.8767 per Share, which purchase was effected in an ordinary brokerage transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          As noted in Item 3 of this Schedule 13D, Cerberus (i) purchased 22,728 shares of the Series B Preferred and the 2004 Warrant, on March 4, 2004, pursuant to the Unit Purchase Agreement, (ii) purchased 34,653 shares of the Series C Preferred, on March 29, 2005, pursuant to the Stock Purchase Agreement and (iii) purchased the Note and the 2006 Warrant, on September 28, 2006, pursuant to the Securities Purchase Agreement.

          In connection with the execution of the Unit Purchase Agreement, Cerberus and the Company, among others, entered into a Voting Rights Agreement, which was amended and restated as of March 29, 2005 (the "Amended and Restated Voting Agreement"), and is incorporated by reference to Exhibit 5 hereto, pursuant to which, the signatories thereto agreed to vote all shares of the capital stock of the Company owned by each of them in favor of certain actions, including, among other things, the election of one Cerberus designee to the Company's board of directors (the "Series B Director"), initially designated by Cerberus as Daniel Frank, and the election of an additional Cerberus designee to the Company's board of directors (the "Series C Director"), initially designated by Cerberus as Andrew Jay. Pursuant to its terms, the rights and obligations of the parties to the Amended and Restated Voting Agreement shall terminate immediately prior to the consummation of a "Qualified Public Offering" (as defined therein). The IPO was such a Qualified Public Offering.

          In connection with the execution of the Stock Purchase Agreement, Cerberus and the Company, among others, entered into an Investor Rights Agreement, dated as of March 29, 2005, and incorporated by reference to Exhibit 6 hereto (the "Investor Rights Agreement"), pursuant to which, among other things, Cerberus, among others, received (i) the right to receive certain information from the Company and (ii) the right to participate in future issuances and transfers of securities of the Company. Pursuant to the terms of the Investor Rights Agreement, the operative article (i.e., Article III) would terminate upon consummation of a "Qualified Public Offering" (as defined therein). The IPO was such a Qualified Public Offering.

          Cerberus and the Company, among others, entered into a Registration Rights Agreement, dated as of March 29, 2005, as amended as of September 28, 2006 (the "Registration Rights Agreement"), pursuant to which, among other things, Cerberus and the Company agreed to the terms under which the Company shall register the Shares and the Shares underlying other securities of the Company held by Cerberus by the filing of a registration statement with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act, and perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Registration Rights Agreement incorporated by reference to Exhibit 7 hereto.

          Cerberus, among others, entered into an agreement dated as of December 7, 2006 (the "Lock-Up Agreement"), for the benefit of RBC Capital Markets Corporation ("RBC") and Jefferies & Company, Inc. ("Jeffries"), in their capacity as representatives of the several underwriters of the IPO, pursuant to which Cerberus, among other things, agreed that, subject to certain exceptions, it will not, during the period from December 7, 2006 until one hundred and eighty (180) days from the date of the final prospectus relating to the IPO, as such term may be extended as set forth in the Lock-Up Agreement, directly or indirectly, sell or otherwise dispose of or transfer, any Shares or securities exchangeable or exercisable for or convertible into Shares, owned either of record or beneficially by Cerberus, without the prior written consent of RBC and Jefferies, as more particularly set forth and described in the Lock-Up Agreement incorporated by reference to Exhibit 8 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Cerberus or Mr. Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Unit Purchase Agreement dated as of February 23, 2004 by and among the Company, Cerberus and certain other parties, incorporated by reference to
Exhibit 10.1 to the Company's Registration Statement on Form S-1, as filed by the Company with the Commission on November 8, 2005.

          2. Stock Purchase Agreement dated as of March 29, 2005 by and among the Company, Cerberus and certain other parties, incorporated by reference to
Exhibit 10.2 to the Company's Registration Statement on Form S-1, as filed by the Company with the Commission on November 8, 2005.

          3. Securities Purchase Agreement dated as of September 28, 2006 by and among the Company, Cerberus and certain other parties, incorporated by reference to Exhibit 10.32 to the Company's Registration Statement on Form S-1, as filed by the Company with the Commission on February 1, 2007.

          4. Common Stock Warrant dated as of September 28, 2006 by and among the Company, Cerberus and certain other parties, a form of which is incorporated by reference to Exhibit C to Exhibit 10.32 to the Company's Registration Statement on Form S-1, as filed by the Company with the Commission on February 1, 2007.

          5. Amended and Restated Voting Agreement dated as of March 29, 2005 by and among the Company, Cerberus and certain other parties, incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, as filed by the Company with the Commission on November 8, 2005.

          6. Investor Rights Agreement dated as of March 29, 2005 by and among the Company, Cerberus and certain other parties, incorporated by reference to
Exhibit 10.4 to the Company's Registration Statement on Form S-1, as filed by the Company with the Commission on November 8, 2005.

          7. Registration Rights Agreement dated as of March 29, 2005 by and among the Company, Cerberus and certain other parties, incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1, as filed by the Company with the Commission on November 8, 2005, and as amended by that Amendment No. 1 to Registration Rights Agreement, dated as of September 28, 2006, incorporated by reference to Exhibit 10.33 to the Company's Registration Statement on Form S-1, as filed by the Company with the Commission on February 1, 2007.

          8. Letter Agreement of Cerberus, for the benefit of RBC Capital Markets Corporation and Jeffries & Co., Inc. (as representatives of the several underwriters referred to therein), dated as of December 7, 2006, a form of which is incorporated by reference to Exhibit B to Exhibit 1.1 to the Company's Registration Statement on Form S-1, as filed by the Company with the Commission on January 25, 2007.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   April 13, 2007


                                   /s/ Stephen Feinberg
                                   -----------------------------------------
                                   Stephen Feinberg, in his capacity as the
                                   Managing Member of Cerberus  Associates,
                                   L.L.C.,  the general partner of Cerberus
                                   Partners, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).